EXHIBIT 99.3

This press release is not for dissemination in the USA and should not be disseminated to USA news services

7 April 2011
SIMBERI GOLD PRODUCTION RESUMES

Allied Gold Limited has resumed gold production at its 100%-owned Simberi gold mine in Papua New Guinea.

In the interests of major stakeholders and with the full support of Landowners and its national employees Allied Gold today successfully petitioned the PNG National Court of Justice to return to work.

 Simberi is expected to quickly return to steady state production - with 6000 ounces expected in the month of April.  During March the Company took the opportunity to advance a number of planned plant maintenance activities and mining operations were continued.

The run of mine (ROM) stock pile has been built to 90,000 tonnes with 75,000 tonnes at Pigiput and 15,000 tonnes at the Sorowar pit.  Additionally a significant amount of waste has been pre-striped in all pits.

Gold Ridge Commissioning
At the 120,000 ozpa Gold Ridge mine in the Solomon Islands commissioning is progressing well since the first gold pour on the 8th of March.

Ore on the ROM pad, predominantly from the Valehaichichi pit, stands at 200,000 tonnes with the mine fleet increasing productivity towards 14,000 tonnes per day of ore and waste.  In the Namachamata pit some pockets of ore have been taken and the main pit area is scheduled to be accessed in late May.

The mill throughput has been progressively increased with rates achieved of 85%-90% of the planned 310 tonnes per hour production rate.   The first gold sales from Gold Ridge are expected this month.

For more details, please contact:

Simon Jemison  Investor Relations & Media  +61 418 853 922

ABOUT ALLIED GOLD

Allied Gold is a 200,000 ounce per annum Pacific Rim gold producer with production and exploration assets in Papua New Guinea and the Solomon Islands approximately 3 hours by plane from Brisbane, Australia.

The company’s 100%-owned Simberi gold mine is 85 kilometres from Lihir Island in the Tabar Islands group in Papua New Guinea.  Simberi commenced gold production in 2008, produced 64,000 ounces in 2009-10 and its process plant is being expanded to a throughput of 3.5 Mtpa to produce 100,000 ounces per annum by late 2011.

Allied Gold acquired the Gold Ridge mine in the Solomon Islands in late 2009 when it acquired Toronto-listed Australian Solomons Gold. Allied has invested $150 million to refurbish and redevelop Gold Ridge which will produce an average 120,000ozpa for a minimum ten years.

Allied Gold Limited is listed on the ASX, TSX and the London AIM exchanges.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold.  Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined.  Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.